Algonquin Acquires The Empire District Electric Company Continuing the Evolution of our Utility Business February 9th, 2016 A preliminary short form prospectus containing important information relating to the securities described in this document has not yet been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the preliminary short form prospectus is required to be delivered to any investor that received this document and expressed an interest in acquiring the securities. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The securities described in this document may not be offered or sold in the United States. Algonquin Power & Utilities Corp. (“Algonquin”) includes forward-looking information in these materials within the meaning of applicable securities laws in Canada (“forward looking information”), including forward-looking statements regarding, among other things, the proposed acquisition of Empire District Electric Company (“Empire”); the transformation of Algonquin to a North American energy leader; the acceleration of financial goals, including estimated dividend growth and dividend growth targets, earnings per share and cash accretions, increases in regulated earnings and strengthening credit quality; new growth platforms and opportunities including expansion into LDC business; scale and diversifications; common and preferred equity, debt and other financings; and cash flows; target ROE; industry and geographic trends and forecasts; pro forma capital investment profiles; stakeholder commitments; and timeliness to obtain regulatory approvals and acquisition closing. The purpose of the forward-looking information is to provide management’s expectations regarding the contemplated acquisition and Algonquin’s future growth, results of operations, performance, business prospects and opportunities, and it may not be appropriate for other purposes. All forward-looking information is given pursuant to the safe harbour provisions of applicable Canadian securities legislation. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “targets”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. The forward-looking information reflects management’s current beliefs and is based on assumptions developed using information currently available to Algonquin’s management in respect of each of Algonquin and the acquisition target. Although Algonquin believes that the forward-looking statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties including, but not limited to the ability to obtain shareholder, regulatory and other approvals and to satisfy conditions to closing and the ability to realize the expected benefits of the acquisition. For additional information on risk factors that have the potential to affect Algonquin, the contemplated acquisition and the proposed offering, reference should be made to Algonquin’s continuous disclosure materials filed from time to time with Canadian securities regulatory authorities, to the heading “Business Risks and Risk Management” in Algonquin’s annual Management Discussion and Analysis, to the heading “Principal Risks and Uncertainties” in the notes to Algonquin’s annual and interim financial statements and to the heading “Risk Factors” in the short form prospectus to be filed with securities regulators in Canada in connection with the proposed offering. Except as required by law, Algonquin undertakes no obligation to revise or update any forward-looking information as a result of new information, future events or otherwise after the date of this material. Nothing in this document should be construed as an offer or sale of securities of Algonquin or any other person. The pro forma information set forth in these materials should not be considered to be what the actual financial position or other results of operations would have necessarily been had the Empire acquisition and related financing activities been completed, as, at, or for the periods stated. Algonquin uses financial measures regarding itself and Empire in these materials, such as EBITDA, that do not have standardized meaning under U.S. GAAP and may not be comparable to similar measures presented by other entities (“non-GAAP measures”). Algonquin calculates the non-GAAP measures by adjusting certain U.S. GAAP measures for specific items that Algonquin believes are significant, but not reflective of underlying operations in the applicable period. Further information relating to non-GAAP measures, is set out in Algonquin’s annual and interim Management Discussion and Analysis under the heading “Non- GAAP Financial Measures” and will be set out in the short form prospectus to be filed with securities regulators in Canada in connection with the proposed offering. Unless otherwise specified, all references to “$” or “C$ in this presentation are to Canadian dollars and all references to “US$” in this presentation are to United States dollars. Important note and forward looking information 2

Ian Robertson CEO – Algonquin Power and Utilities Corp. Agenda David Bronicheski CFO – Algonquin Power and Utilities Corp. Transaction Highlights Strategic Alignment and Commentary Financing Overview Timeline for Transaction Combined Business Profile Concluding Thoughts Ian Robertson CEO – Algonquin Power and Utilities Corp. Chris Jarratt Vice Chairman – Algonquin Power and Utilities Corp. Introductory Remarks Brad Beecher President and CEO - Empire District Electric Company The Empire District Electric Company Profile 3

Transaction Highlights and Strategic Rationale 4

Purchase Price  Algonquin to acquire Empire for US$34.00 per Empire share in cash  Represents a reasonable 21% premium to the last close of US$28.04 Transaction Drivers  Strategically aligned with Algonquin’s disciplined approach to growth  Enterprise value of US$2.4B and equity purchase price of US$1.5B  TEV / ‘17E EBITDA multiple of 9.2x(1)  TEV / ‘16E Rate Base multiple of 1.49x(2)  Accretive to Algonquin EPS and FFO per share (3 year average annual accretion of 7% – 9% and 12% – 14%, respectively post-closing); supports 10% annual dividend growth objectives Financing Plan  US$1.6B fully committed bridge facility from CIBC, J.P. Morgan, Scotiabank and Wells Fargo  Concurrent C$1B convertible debenture offering via instalment receipts  Intended to address Algonquin’s common equity needs for the transaction  Structured to be consistent with Algonquin’s current credit profile Transaction Timing & Approvals  Empire shareholder approval vote expected within Q2/Q3 2016  Final regulatory approval and transaction closing expected in Q1 2017 Transaction Highlights (1) Based on APUC internal estimates of 2017 Empire EBITDA (2) Excludes EV of small non-regulated fiber optics business 5

Strategic alignment of the Transaction Opportunity to add management depth and pursue efficiencies  Allows Algonquin to fortify its mid-states leadership with a deep Empire management team  Opportunity to consolidate Algonquin’s mid-States utility operations under Empire’s senior management team  Compatible company cultures will ease integration process  Larger enterprise will enable talent retention and recruiting Increased scale and diversity for Algonquin  Transaction increases Algonquin’s scale – 78% growth in enterprise value  Increases EBITDA contribution from regulated operations from 51% to 72%(1)  Well run, high quality ~100% regulated electric, gas, and water utility operations increase Algonquin’s customer, geographic, and generation diversity  Significant growth while remaining consistent with Algonquin’s strategic themes Provides growth opportunities across Algonquin’s business units  Identified pipeline of regulator-supported CapEx projects will provide steady growth within distribution and transmission businesses  Reduction in coal generation reliance for compliance with EPA Clean Power Plan is expected to deliver significant renewable generation investment opportunities Capitalizes on existing relationships in improving regulatory jurisdictions  Current Missouri legislative initiative to reduce regulatory lag and improve ratemaking constructs provides opportunity for additional upside  Algonquin’s constructive regulatory relationships expected to facilitate transaction approvals in Missouri and Arkansas (1) Based on APUC internal estimates of 2017 EBITDA 6

Consistent with Algonquin’s growth strategy Continues successful track record of regulated acquisitions - 9 acquisitions since 2009 - West ~ 189,000 customers Arizona, California, and Montana - East - Central Pro forma utility platform will enhance Algonquin’s regional management focus ~338,000 customers Arkansas, Illinois, Iowa, Kansas, Missouri, Oklahoma, and Texas ~251,000 customers Georgia, Massachusetts and New Hampshire Feb 2016 2009 2010 2011 2012 2013 2014 2015 2016 Apr 2009 California electric utility Dec 2010 New Hampshire electric and gas utilities Apr 2011 Missouri water utilities May 2013 Missouri, Iowa, & Illinois gas utilities Feb 2013 Arkansas water utility & Massachusetts gas utility Sep 2014 California & Montana water utilities Aug 2012 Georgia gas utility 7

The Empire District Electric Company - Profile 8

Empire operates in transparent regulatory jurisdictions

~100% regulated utility with total rate base expected at closing of US$1.6B

- Identified CapEx program driving rate base growth
- Operates in existing Algonquin markets of Missouri and Arkansas
- Operations in Kansas and Oklahoma provide foothold in new states

Electric utility (91% of LTM revenue)[1]

- Serves 169,500 customers in AR, KS, MO and OK
- Owns eight rate base generating facilities with aggregate capacity of 1,326 MW
- 8,200 mile T&D system

Gas utility (8% of LTM revenue)[1]

- Serves 43,500 customers in MO with 1,262 mile T&D system

Water distribution utility

- Serves 4,500 customers in MO

Empire's service area complements Algonquin's



Omaha
IA
NE
IL
IN
Kansas City
KS
Jefferson City
St. Louis
MO
Joplin
KY
OK
AR
TN
Oklahoma City
Pine Bluff
EDE Electric Territory
EDE Gas Territory
EDE Power Plant
Liberty Utilities

Business mix



Gas
3%
Other
5%
Electric
92%

Net Income
US$58M[2]



Gas
5%
Fiber
1%
Electric
94%

Total assets
US$2.46B[2]



FERC
4%
Arkansas
3%
Oklahoma
3%
Kansas
5%
Missouri
85%

Rate base
US$1.6[3]

(1) Based on revenue for the twelve months ended September 30, 2015.
(2) As of September 30, 2015. Business mix is before eliminations.
(3) Forecast as of December 31, 2016

9

Reliable, efficient, rate-based electric generation fleet  Generation fleet is well structured to meet environmental standards  EPA Clean Power Plan likely to provide opportunities for new rate base eligible clean generating assets  Algonquin core expertise in developing wind and solar generation can be leveraged to pursue these opportunities  Riverton Unit 12 gas-fired CCGT conversion expected to be completed early to mid 2016  Total related capex of approximately US$165 – 175M  2015 Missouri rate case with requested revenue requirement increase of $33.4M expected to be finalized in mid-2016, with rates becoming effective in Q3 2016  Coal-fired plants are environmentally compliant generating facilities  Potential for medium term conversion of coal plants to natural gas and renewable generation Expanding rate base with new generation Quality generation fleet, poised for growth Increasingly “green” generation fleet 2014 generation mix 2000 generation mix 10

Steady growth in net income and asset base (US$M) (US$M) Strong historical operating and net income CAGR Robust historical asset base growth Attractive, predictable earnings growth from expanding asset base Operating Income Net Income 11

Financing Overview and Transaction Timeline 12

Immediate and material accretion Immediately accretive to EPS and FFO per share  average annual EPS accretion of 7% – 9%, for the first three years post-closing  average annual FFO per share accretion of 12% – 14%, for the first three years post-closing Accretion remains robust notwithstanding strengthening Canadian dollar FX scenario Reinforces strong investment grade balance sheet Increases contribution from utilities business to 72% from 51%(1) Acquisition financing plan structured to preserve credit quality Long term credit metrics and capital structure targets remain unchanged Supports current growth guidance Accretion to earnings and cash flows underpins Algonquin’s targeted 10% annual growth rate in dividends through 2020 Expanded platform allows greater flexibility to pursue additional organic growth Multiple expansion paths – renewable generation development / tuck-in utility acquisitions / electric transmission development Financially compelling acquisition (1) Based on EBITDA for the 12 months ended September 30th, 2015, calculated with a 1.4 C$ to US$ exchange rate. 13

Sound financing plan

Long-term financing plan structured to maintain current BBB credit profile

- Successful concurrent convertible debenture financing addresses Algonquin's common equity requirements
- Flexibility to fulfill remaining financing needs by combination of bonds and bank debt, at or before acquisition close
- US debt issuance to provide natural currency hedge

Indicative financing plan (C$B)


~$3.4B
~$2.2B
~$1.0B - $1.2B
~$1.0B - $1.2B
Assumed Empire debt (~$1.2B)
Multiple Options
Bonds
Bank debt
Common equity
Preferred equity
Additional equity/cash
DRIP
Total purchase price
Equity purchase price
Convertible debentures
Incremental financing needs

14

Indicative timeline for transaction Q1 2016 Q2 2016 Q3 2016 Q4 2016 Q1 2017 Q1 201 Q2 201 Q3 201 Q4 201 Q1 201 2/9/2016 - Announced transaction and debenture financing Commence regulatory filings with U.S. Federal + State Regulatory Agencies Secure approvals from FERC, CFIUS(1), and State Commissions in MO, AR, KS & OK File Preliminary Proxy Statement Develop and initiate transition and integration plans Empire Shareholders Meeting for transaction approval Expected transaction close (1) The Committee on Foreign Investment in the United States 15

Combined Business Profile and Concluding Remarks 16

 Following the acquisition, APUC will have a portfolio comprised of:  Power generation infrastructure totaling approximately 2,281 MW of net generating capacity  Additional secured generation capacity of 86 MW through contracted PPAs  Utility assets serving 778,000 customers in the U.S.  The acquisition will increase the number of APUC’s operating power generation assets to 44 Major increase in scale and diversification Post-Acquisition Asset Portfolio Company Overview Portfolio Diversity Key Metrics1 EDE 8 operational generation assets 218,000 customers 1,412 net MW Combined Entity 44 operational generation assets 778,000 customers 2,281 net MW APUC 36 operational generation assets 560,000 customers 869 net MW APUC Power Plant APUC Electric Territory EDE Power Plant EDE Electric Territory APUC Gas Territory EDE Gas Territory APUC Water Utility 1 Market data as of February 5, 2016 Metric Pre- Acquisition Delta Post- Acquisition Net Capacity (MW) 869 1,412 162% 2,281 Customers 560,000 218,000 39% 778,000 Enterprise Value (C$ in billions) $4.6 $3.5 76% $8.0 Market Cap (C$ in billions) $3.1 $1.2 40% $4.3 17

Significantly more regulated earnings Improves liquidity, credit, capital access % Increase Rate base (C$B) $1.8 $2.3 $4.1 127% Total customers 560,000 218,000 778,000 39% Pro forma regulated utility structure The Empire District Electric Company Total Assets C$2.4B Segment Electricity 95% Natural Gas 3% Other 2% Segment Electricity 25% 56% Water and Wastewater 19% Existing Regulated Utilities Total Assets C$3.3B % of Total Assets % of Total Assets Natural Gas Non-regulated Regulated 74% Business mix, as % of EBITDA Stand alone Pro forma 72% 28% 51% 49% 18

Complementary service areas and regulatory jurisdictions

Creates Increased Critical Mass



Omaha
IA
NE
IL
IN
Kansas City
KS
Jefferson City
St. Louis
MO
Joplin
KY
OK
AR
TN
Oklahoma City
Pine Bluff
EDE Electric Territory
EDE Gas Territory
EDE Power Plant
Liberty Utilities

Capitalizes on Existing Strong Relationships

- Transaction capitalizes on Algonquin's existing positive regulatory presence in Missouri and Arkansas
- Algonquin's commitment to preserve Empire structure expected to facilitate approval process

Missouri:

- Experiencing an improving economic environment
- Transparent and established regulatory regime; Empire's recent positive Missouri regulatory rate case outcome consistent with Algonquin's historic experience
- "21st Century Grid Modernization and Stabilization Act" legislative initiative expected to reduce regulatory lag and implement volumetric decoupling, possible implementation in 2017

Arkansas

- Formula rates legislation (House Bill 1655), was passed and became effective in 2015 – provided greater clarity to rate making constructs

Other

- Empire's established rate reciprocity agreement between Missouri and Oklahoma reduces regulatory burden

19

Capital expansion, greening the fleet within rate base  Opportunities relate to tightening environmental standards, gas pipe upgrades, and system reliability  Foothold in new states of Kansas and Oklahoma allows for further regional utility consolidation Generation development and operational skillsets can also be leveraged  Potential project partnerships and acquisition opportunities in current Empire jurisdictions as well as surrounding states  Increasing RPS and GHG reduction goals are driving additional generation and transmission development Growth opportunities leverage Algonquin strengths Forecasted capital expenditures within Empire (US$M) New MO Rates Implemented (3.9% increase achieved) New Rates Anticipated New MO Rates Expected in Q3 (7.3% increase requested) 20

Customers  No rate impact on account of acquisition  Continue to provide reliable local, responsive service through Empire  Empire water and gas customers will have access to Algonquin’s broader platform, knowledge, and expertise  Leverage best practices and scale of Algonquin and Empire to enhance service offering Management and employees  No changes to management or operations – leverage Empire’s local expertise and Algonquin’s entrepreneurship  Commitment to Empire employees – greater opportunities through broader Algonquin platform  Strong alignment with Algonquin’s philosophies of safety, reliability, customer care and efficiency Community  Foster continued Empire community involvement consistent with Algonquin’s operating philosophy  Access to Algonquin’s renewable energy expertise for the long-term as historical fossil-fueled fleet rolls over into cleaner generation formats  Maintain Empire’s head office and presence in Joplin, Missouri Combined entity remains committed to Empire customers, employees, and communities 21

Why are Algonquin and Empire Better Off Together? 22 (1) Based on APUC management estimate of Empire 2017 EBITDA (2) Excludes EV of small non-regulated fiber optics business  Combined entity enjoys increased operational effectiveness in its mid-west utility operations and the transaction provides a low risk, cost effective way to bring “best-in-class” utility management  Increased financial scale of the combined entity ensures it is able to capitalize on the entire Algonquin and Empire growth opportunity set including the potential to build additional renewable generation in rate base occasioned by RPS and CPP  Improved cost of capital through larger scale and strengthened credit metrics based on the greater percentage of EBITDA generated from regulated operations (72% vs current 51%) will enhance competitiveness of both regulated utility business groups and non-regulated generation business group Increased scale and diversification provides operational and financial efficacy Surfaces growth opportunities across Generation, Transmission and Distribution business units  Algonquin’s entrepreneurial spirit can help unlock value in Empire’s pipeline of regulator-supported capex projects, transmission investment opportunities required to serve additional renewable energy projects and the development of clean energy projects associated with the growing focus on “greening” Empire’s generation fleet  Balance sheet value unlocked through a utility transaction with attractive valuation metrics of 9.2x EV/2017E EBITDA(1) and 1.49x EV/2016E rate base(2). Expected to be accretive to EPS and FFO per share post closing, with 3 year average annual accretion of 7% – 9% and 12% – 14%, respectively.  Generates increased per share earnings and cash flows further supporting Algonquin’s targeted 10% annual dividend growth Opportunity creates compelling shareholder value for both Algonquin and Empire

Appendix 23

Missouri – keeping pace with improving U.S. economy Real Personal Income(2) Unemployment Rate(1) Key Industries 3,046,743 3,012,575 3,017,076 3,057,566 3,094,661 2011 2012 2013 2014 2015 January 2010 – May 2015 Index: 2005 annual average=100 By percentage of gross domestic product, 2014 MO U.S. MO U.S. Total Labor Force(3) Source: Missouri Economic Research and Information Center – 2015 publication (1) Seasonally adjusted rates (2) Less transfer payments. 2009 dollars (3) Bureau of Labor Statistics 24